                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of July 2012, the account balance registered to Chou Associates Management, Inc. in the Chou Income Fund (the “Fund”) transferred into the account registered to Charles Schwab, bringing the Chou Associates Management, Inc. account to zero percent of direct ownership and thus no longer controlled the Fund as of that date.